Exhibit 99.1

FOR IMMEDIATE RELEASE

Amber International Holding Limited Announces Results of the Annual General Meeting on October 23, 2026

SINGAPORE — October 23, 2026 — Amber International Holding Limited (“Amber International” or the “Company”) (NASDAQ: AMBR) today announced the results of the Company’s annual general meeting of shareholders (the “AGM”) held in Singapore today.

At the AGM, shareholders approved, ratified and/or confirmed the following resolutions:

1.	the grant of a one-off incentive share award to Mr. Michael Wu, consisting of an aggregate of 23,469,189 Class B ordinary shares, which shall be fully vested and issued on October 23, 2026, and all transactions contemplated thereby, including the issuance of such Class B ordinary shares pursuant thereto;
2.	the appointment of Mr. Michael Wu as a director and chairman of the board of directors of the Company;
3.	the appointment of Ms. Jie Jiao as an independent director of the Company;
4.	the appointment of Ms. Vicky Wang as a director of the Company;
5.	the appointment of Mr. Yi Bao as a director of the Company;
6.	the appointment of Ms. Noorsurainah Tengah as an independent director of the Company;
7.	the appointment of Mr. Daniel-Philippe Mamadou-Blanco as an independent director of the Company; and
8.	the Company's Post-IPO Share Incentive Plan, as amended and restated by the board of directors of the Company on May 16, 2025, including the increase of the share reserve to 11,000,000 Class A ordinary shares and the annual increase under Section 3.1 thereof.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), is a technology company that builds specialized AI agents for high-value, high-stakes use cases. Drawing on deep domain expertise, trusted financial infrastructure, and experience serving sophisticated users, the Company develops agents that move beyond answering questions to understanding intent, maintaining context, and executing complex workflows on behalf of users. Its first two agents are in the market: Ambre, a consumer agent for personal finance, and MIA, an agent for growth and marketing workflows. Headquartered in Singapore, Amber International is listed on the Nasdaq Stock Market. For more information, visit https://ir.ambr.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and are subject to risks and uncertainties that could cause results to be materially different than expectations. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the risks associated with the Company’s strategic transformation, including the ability to transition its business model, retain existing clients, and achieve anticipated benefits of the transformation; the Company’s ability to launch, commercialize and scale its AI products and services, including Ambre and MIA; the timing and scope of product availability; the adoption of the Company’s AI agents; market acceptance; technological performance and reliability; competitive developments; operational execution; changes in applicable laws and regulations; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. These forward-looking statements are not guarantees of future performance and speak only as of the date hereof. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Investors are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:
In Asia:	In the United States:
Amber International Holding Limited	International Elite Capital Inc.
Media Relations Team	Annabelle Zhang
Phone: +65 6022 0228	Phone: +1 (646) 866-7928
E-mail: pr@ambr.io | ir@ambr.io	E-mail: amber@iecapitalusa.com